September 9, 2005

Mail Stop 4561

Andrew M. Alexander
President and Chief Executive Officer
Weingarten Realty Investors
2600 Citadel Plaza Drive, Suite 300
Houston, TX 77008

      Re:	Weingarten Realty Investors
Registration Statement on Form S-3
File No. 333-127969
Filed August 30, 2005

Form 10-K for the year ended December 31, 2004
File No. 1-09876

Dear Mr. Alexander:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should make changes in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable. Please be as detailed as necessary in your explanation. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-3

General

1. Please explain the structure of your company. From the name of your operating partnership, "WRI Trautmann, L.P.," it appears to us that you may have multiple operating partnerships.
2. Please tell us when the Class A partnership units, the underlying shares of which are the subject of this offering, were first issued and provide us with a copy of the partnership agreement.

Incorporation of Documents by Reference, page 16

3. Please revise your list of documents incorporated by reference to include your quarterly report for the period ending March 31, 2005, filed May 10, 2005 on Form 10-Q, as well as any other reports that you file before the effective date of the registration statement.

Form 10-K for the year ended December 31, 2004

Item 9A. Controls and Procedures, page 55

4. Please amend your Form 10-K to include the discussion of disclosure controls and procedures required by Item 9A and referenced in the CEO and CFO certifications. Refer to Item 307 of Regulation
S-K. We note that your annual report is incorporated by reference into your registration statement.

      As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments and the declaration of effectiveness as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      You may contact Geoffrey Ossias at 202-551-3404 or me at 202-
551-3780 with any other questions.



Sincerely,



Karen J. Garnett
Assistant Director



 cc: 	Gina E. Betts (via facsimile, 214-740-8515)

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Andrew M. Alexander
Weingarten Realty Investors
September 9, 2005
Page 1